Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date: February 28, 2002



     On February 28, 2002, The Limited, Inc. Issued the following press release:

THE LIMITED, INC.
-----------------

THREE LIMITED PARKWAY
COLUMBUS, OHIO  43230
TEL 614 415 7000



               THE LIMITED, INC. REPORTS 2001 AND FOURTH QUARTER
                                    EARNINGS



Columbus, Ohio, February 28, 2002-- The Limited, Inc. (NYSE/LSE: LTD) today reported results for the fourth quarter and full year 2001.

"Inventory discipline across the brands, coupled with an outstanding Holiday performance at Victoria's Secret, led to a 36% increase in fourth quarter earnings per share at The Limited, Inc.," stated Leslie H. Wexner, Chairman and Chief Executive Officer. "Our balance sheet continues to be strong. We ended the year with almost $1.4 billion in cash and only $400 million in debt."


Fourth Quarter Results
----------------------

Comparable store sales for the thirteen weeks ended February 2, 2002 decreased 2% compared to the thirteen weeks ended February 3, 2001. Net sales were $3.138 billion for the thirteen weeks ended February 2, 2002 compared to adjusted sales of $3.259 billion for the fourteen weeks ended February 3, 2001. Excluding sales from the extra week in the fourth quarter last year, the sales increase from the comparable thirteen-week period last year was 1%.

Earnings per share were $0.75 for the quarter ended February 2, 2002, up 36% from adjusted earnings per share of $0.55 last year; operating income was $624.4 million, an increase of 28% compared to adjusted operating income of $486.0 million last year; and net income was $326.5 million, an increase of 35% compared to adjusted net income of $242.6 million last year. Reported earnings per share for the fourth quarter 2000, including the results from Lane Bryant and the special and non-recurring charge described below, were $0.54 per share.

Full Year Results

Comparable stores sales decreased 4% for the fifty-two weeks ended February 2, 2002, compared to the fifty-two weeks ended February 3, 2001. Adjusted net sales were $8.868 billion for the fifty-two weeks ended February 2, 2002 compared to $9.174 billion for the fifty-three weeks ended February 3, 2001. Excluding sales from the extra week last year, the sales decrease from the comparable period last year was 2%.

Adjusted earnings per share were $0.82 for the year ended February 2, 2002, a decrease of 12% from $0.93 last year; adjusted operating income was $709.7 million, a decrease of 16% compared to $845.7 million last year; and adjusted net income was $357.0 million, a decrease of 14% compared to $414.6 million last year. Reported earnings per share, including the results of Lane Bryant and the special items discussed below, were $1.19 for the year ended February 2, 2002 compared to $0.96 last year.


Adjusted Results and Special Items
----------------------------------

Adjusted results are presented in order to improve investors' understanding of financial results and improve comparability of financial information from period to period. Adjusted results as reported above exclude the following:

o Results from Lane Bryant, which was sold to Charming Shoppes in August, 2001. Lane Bryant represented earnings per share of $0.05 in 2001 and $0.04 in 2000.

o A second quarter 2001 non-operating gain of $62.1 million, or $0.09 per share, resulting from the initial public offerings of Alliance Data Systems Corporation (NYSE: ADS) and Galyan's Trading Co. (NASDAQ: GLYN), companies in which The Limited owns a minority interest.

o A third quarter 2001 gain of $170 million, or $0.23 per share, resulting from the sale of Lane Bryant.

o A fourth quarter 2000 special and non-recurring charge of $9.9 million, or $0.01 per share, to close Bath & Body Works' nine stores in the United Kingdom.

Please refer to the attached income statements for the quarter and year for results that include special items and the results of Lane Bryant through the date of its separation from the Company.

2002 Outlook
------------

With respect to 2002, the Company expects the economic and retail environment, particularly in the first half, to be challenging, and therefore will continue to manage inventories, expenses and capital spending conservatively.

The Company expects first quarter 2002 earnings per share to be about flat compared to 2001 adjusted earnings per share, and full year 2002 earnings per share to be up in the low to mid-single digit percentage range compared to 2001 adjusted earnings per share.

To hear the Company's live fourth quarter earnings conference call, log on to www.Limited.com at 8:00 a.m. EST on Thursday, February 28, 2002, or call 1-877-601-1433. To hear a replay of the earnings call, dial 1-800-337-6551, followed by the ID code LTD (583). An audio replay of the conference call, as well as additional financial information, will also be available at www.Limited.com.

On Monday, February 4, 2002, the Company announced an exchange offer to acquire all of the outstanding shares of Intimate Brands, Inc. (NYSE: IBI). The exchange offer commenced Tuesday, February 5, 2002, and is currently scheduled to expire at 5:00 p.m. (New York City time) on Monday, March 11, 2002, subject to extension by The Limited. Please refer to the Company's filings with the SEC for further information.

About The Limited, Inc.:

The Limited, Inc., through Express, Lerner New York, Limited Stores, Structure and Henri Bendel, presently operates 1,997 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products, sold through 2,617 stores under the Victoria's Secret, Bath & Body Works and White Barn Candle Co. brands. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com. -----------------------

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from

The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

The Limited, its directors and certain of its executive officers and other members of its management may be deemed to be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release or the fourth quarter earnings call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or the fourth quarter earnings call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in this press release or the fourth quarter earnings call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


                                      ###

For further information, please contact:
Tom Katzenmeyer
Vice President, Investor Relations
The Limited, Inc.
614-415-7076
www.Limited.com

(attachment: Consolidated Statements of Income, pages 4-6)

                       THE LIMITED, INC. and SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
            Thirteen Weeks Ended February 2, 2002 and Fourteen Weeks
                             Ended February 3, 2001
                      (In thousands except per share data)

The following adjusted results exclude special and nonrecurring items and reflect the sale of Lane Bryant as if it had occurred at the beginning of 2000.


                                               Adjusted                    Adjusted
                                                2001        % of Sales       2000       % of Sales
                                               --------     ----------     --------     ----------

Net Sales                                     $3,137,578       100.0%    $3,259,327        100.0%
                                              ----------       -----     ----------        -----

Gross Income                                   1,323,290        42.2%     1,212,735         37.2%
General, Administrative and Store               (698,930)      (22.3%)     (726,756)       (22.3%)
                                              -----------      -------    ----------       -------
   Operating Expenses
Operating Income                                 624,360        19.9%       485,979         14.9%
Interest Expense                                  (8,590)       (0.3%)      (16,739)        (0.5%)
Other Income (Expense), Net                        6,641         0.2%        (4,965)        (0.2%)
Minority Interest                                (48,882)       (1.6%)      (36,628)        (1.1%)
                                              -----------      -------   -----------        ------
Income Before Income Taxes                       573,529        18.3%       427,647         13.1%
Income Tax Expense                               247,000         7.9%       185,000          5.7%
   Effective Rate                                  43.1%                      43.3%
                                              ----------       -------   -----------        ------
Net Income                                      $326,529        10.4%      $242,647          7.4%
Earnings Per Diluted Share                         $0.75                      $0.55
                                              ==========                 ==========

Weighted Average Diluted Shares Outstanding      435,289                    439,287


The following are the reported results.

                                                 Actual                       Actual
                                                  2001        % of Sales        2000       % of Sales
                                                 ------       ----------     -------       ----------

Net Sales                                     $3,137,578       100.0%     $3,521,928        100.0%
                                              ----------       ------     ----------        ------

Gross Income                                   1,323,290        42.2%      1,277,197         36.3%
General, Administrative and Store               (698,930)      (22.3%)      (789,764)       (22.4%)
   Operating Expenses
Special and Nonrecurring Item                          -            -         (9,900)        (0.3%)
                                              ----------       ------     ----------        ------
Operating Income                                 624,360        19.9%        477,533         13.6%
Interest Expense                                  (8,590)       (0.3%)       (16,739)        (0.5%)
Other Income (Expense), Net                        6,641         0.2%         (4,965)        (0.1%)
Minority Interest                                (48,882)       (1.6%)       (35,678)        (1.0%)
                                              ----------       ------     ----------        ------
Income Before Income Taxes                       573,529        18.3%        420,151         11.9%
Income Tax Expense                               247,000         7.9%        182,000          5.2%
   Effective Rate                                  43.1%                       43.3%
                                              ----------       ------     ----------        ------
Net Income                                      $326,529        10.4%       $238,151          6.8%
                                              ==========       ======     ==========        ======

Earnings Per Diluted Share                         $0.75                      $0.54
                                              ==========                  =========

Weighted Average Diluted Shares Outstanding      435,289                    439,287
                                              ==========                  =========

See Attached Notes to Consolidated Statements of Income

                       THE LIMITED, INC. and SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
          Fifty-Two Weeks Ended February 2, 2002 and Fifty-Three Weeks
                            Ended February 3, 2001
                      (In thousands except per share data)

The following adjusted results exclude special and nonrecurring items, the non-operating gains resulting from the initial public offerings of Galyan's Trading Co. and Alliance Data Systems, and reflect the sale of Lane Bryant as if it had occurred at the beginning of 2000.



                                                Adjusted                    Adjusted
                                                  2001       % of Sales       2000      % of Sales
                                                --------     ----------     --------    ----------

Net Sales                                     $8,867,727       100.0%    $9,174,254        100.0%
                                              ----------       ------    ----------        ------
Gross Income                                   3,097,634        34.9%     3,188,657         34.8%
General, Administrative and Store Operating
  Expenses                                    (2,387,904)      (26.9%)   (2,342,909)       (25.5%)
                                              ----------       ------    ----------        ------
Operating Income                                 709,730         8.0%       845,748          9.2%
Interest Expense                                 (33,960)       (0.4%)      (58,244)        (0.6%)
Other Income, Net                                 22,323         0.3%        20,378          0.2%
Minority Interest                                (64,135)       (0.7%)      (70,295)        (0.8%)
                                              ----------       ------    ----------        ------
Income Before Income Taxes                       633,958         7.1%       737,587          8.0%
Income Tax Expense                               277,000         3.1%       323,000          3.5%
   Effective Rate                                  43.7%                      43.8%
                                              ----------       ------    ----------        ------
Net Income                                      $356,958         4.0%      $414,587          4.5%
                                              ==========       ======    ==========        ======
Earnings Per Diluted Share                         $0.82                      $0.93
                                              ==========                 ==========
Weighted Average Diluted Shares Outstanding      434,901                    443,048


The following are the reported results.


                                                Actual                      Actual
                                                 2001       % of Sales       2000      % of Sales
                                                ------      ----------      -------    ----------

Net Sales                                     $9,363,018       100.0%    $10,104,606       100.0%
                                              ----------       ------    -----------       ------

Gross Income                                   3,252,389        34.7%     3,437,217         34.0%
General, Administrative and Store Operating
   Expenses                                   (2,504,798)      (26.8%)   (2,561,201)       (25.3%)
Special and Nonrecurring Items                   170,000         1.8%        (9,900)        (0.1%)
                                              ----------       ------    -----------       ------
Operating Income                                 917,591         9.8%       866,116          8.6%
Interest Expense                                 (33,960)       (0.4%)      (58,244)        (0.6%)
Other Income, Net                                 22,323         0.2%        20,378          0.2%
Minority Interest                                (64,135)       (0.7%)      (69,345)        (0.7%)
Gains on Sale of Stock by Investees               62,102         0.7%             -             -
                                              ----------       ------    -----------       ------
Income Before Income Taxes                       903,921         9.7%       758,905          7.5%
Income Tax Expense                               385,000         4.1%       331,000          3.3%
   Effective Rate                                  42.6%                      43.6%
                                              ----------       ------    -----------       ------
Net Income                                      $518,921         5.5%      $427,905          4.2%
                                              ==========       ======    ===========       ======
Earnings Per Diluted Share                         $1.19                      $0.96
                                              ==========                 ==========
Weighted Average Diluted Shares Outstanding      434,901                    443,048
                                              ==========                 ==========

See Attached Notes to Consolidated Statements of Income

                       THE LIMITED, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


As part of the Company's ongoing strategy to enhance shareholder value, the Company recorded the following special items in 2001 and 2000. The "Adjusted Results" provided in the attached unaudited Consolidated Statements of Income exclude these special items and the results of Lane Bryant as if it had been sold at the beginning of 2000, net of any tax and minority interest impacts.

Fiscal 2001
-----------

o In the third quarter of 2001, the Company recognized a $170.0 million special and nonrecurring gain resulting from the sale of Lane Bryant.

o In the second quarter of 2001, the Company recognized a $62.1 million non-operating gain resulting from the initial public offerings of Alliance Data Systems Corporation and Galyan's Trading Co., companies in which The Limited owns a minority interest.

Fiscal 2000
-----------

o In the fourth quarter of 2000, the Company recognized a $9.9 million special and nonrecurring charge to close Bath & Body Works' nine stores in the United Kingdom.

Management believes the assumptions described above provide a reasonable basis on which to present the unaudited Adjusted Consolidated Statements of Income. The unaudited Adjusted Consolidated Statements of Income are provided to assist in investors' understanding of the Company's results of operations, and should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. The unaudited Adjusted Consolidated Statements of Income should be read in conjunction with the Company's historical financial statements and notes thereto contained in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K.

                             Additional Information

         In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

         The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.